News Release
CIBC declares dividends
Toronto, ON – February 24, 2011 (CM: TSX; NYSE) – CIBC announced today that its board of directors declared a dividend of 87 cents per share on common shares for the quarter ending April 30, 2011 payable on April 28, 2011 to shareholders of record at the close of business on March 28, 2011.
Class A Preferred Shares
Other dividends per share for the quarter ending April 30, 2011, payable on April 28, 2011 to shareholders of record at the close of business on March 28, 2011, were declared as follows:
Series 18 — $0.343750
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
Series 31 — $0.293750
Series 32 — $0.281250
Series 33 — $0.334375
Series 35 — $0.406250
Series 37 — $0.406250
Under CIBC’s Shareholder Investment Plan (the Plan), holders of CIBC common and designated preferred shares resident in Canada or the United States may elect to have dividends reinvested in additional common shares of CIBC. Shares acquired by participants to the Plan will continue to be issued by CIBC from treasury. CIBC has determined that commencing with the dividend to be paid on April 28, 2011, the shares issued under the Plan will be issued at a 2% discount from the Average Market Price (as defined in the Plan) until such time as CIBC elects otherwise. Previously, shares were issued at a 3% discount.

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or Geoff Weiss, Vice-President, Investor Relations, 416-980-5093.